UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Akua Life, PBC

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      December 30, 2016

Physical address of issuer
110 Clamshell Cove, Cotuit, MA 02635

Website of issuer
https://akua.co

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,004,939.34	$567,384.58
Cash & Cash Equivalents	$3,549,911.37	$207,668.08
Accounts Receivable	$10,264.04	$16,795.28
Short-term Debt	$0.00	$45,210.74
Long-term Debt	$0.00	$795,366.00
Revenues/Sales	$454,446.68	$210,048.29
Cost of Goods Sold	$296,245.30	$118,729.39
Taxes Paid	$622.00	$0.00
Net Income	-$1,089,289.32	-$162,978.03

April 29, 2022

FORM C-AR

Akua Life, PBC





This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Akua Life, PBC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://akua.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Akua Life, PBC (the "Company") is a Delaware Corporation, formed on December 30, 2016. The Company was formerly known as BEYOND THE SHORELINE LLC BEYOND THE SHORELINE, INC..

The Company is located at 110 Clamshell Cove, Cotuit, MA 02635.

The Company's website is https://akua.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

Using regeneratively grown, ocean-farmed kelp as our primary ingredient, we have launched three initial food lines of Kelp Jerky, Kelp Pasta and most recently, our Kelp Burgers. Our vision is to create an entire platform of meat- alternative products made from ocean-farmed kelp that are sold online, in retail, and through food service and restaurants.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of infor mation on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory con tracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordina ry course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expens es. Regardless of the merit of particular claims, litigation may be expensive, time -consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, go ods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and resu lts of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, whic h would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling se rvice offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID- 19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are

prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non- affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Using regeneratively grown, ocean-farmed kelp as our primary ingredient, we have launched three initial food lines of Kelp Jerky, Kelp Pasta and most recently, our Kelp Burgers. Our vision is to create an entire platform of meat- alternative products made from ocean-farmed kelp that are sold online, in retail, and through food service and restaurants.

Business Plan

AKUA sells its burger across its own domain, restaurants and retail partners. It's goals in 2022 are to pursue larger retail distribution and also launch other products in the freezer section. Additionally, Akua sells its jerky and pasta products across its own domain and select retail distribution channels. In 2022 the jerky will undergo a reformulation designed to expand its addressable market.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Kelp Jerky	The world's first meat-alternative snack made from ocean-farmed kelp, shiitake mushrooms, and superfoods.	Direct-to-consumer & Reail
Kelp Pasta	Dehydrated kelp cut into noodle form.	Direct-to-consumer
Kelp Burger	The world's first plant-based burger made from ocean-farmed kelp, mushrooms, and superfoods.	Direct-to-consumer, retail & food service

We have several products in development.

Our vision is to create an entire platform of meat-alternative products made from ocean- farmed kelp that are sold online, in retail, and through food service and restaurants.

Competition

The Company's primary competitors are Key competitors include emerging seaweed brands (e.g. Atlantic Sea Farms), plant-based meat brands (e.g. No Evil Foods, Field Roast, Beyond Meat, Impossible Foods), and plant-based seafood brands (e.g. Good Catch).

The market for AKUA's products is competitive, but also nascent and expected to grow quickly. As this market grows we expect to launch new products and refine existing product offerings. We expect our competitors to launch similar products.

Supply Chain and Customer Base

We obtain our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Our primary customers are health-conscious consumers who have an increasing appetite for plant-based foods, and are looking for more sustainable ways to get their protein intake. Additionally, we serve a large customer base seeking allergen-free foods -- all our products are free of all major allergens, incl. soy, dairy, nuts, gluten, etc. Our customers skew female (60%) and over the age of 35 (55%).

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90896853	Sea vegetable, namely, processed seaweed-based snack food; processed, edible seaweed; Processed, edible seaweed, namely, seaweed-based jerky; Processed, edible seaweed, namely, seaweed-based burger patties; Processed algae for human consumption, namely, algae-based burger patties; Processed, edible seaweed, namely, patties made from a mixture of plant-derived and seaweed-derived ingredients; Processed, edible	KELP WANTED	August 23, 2021		USA

	seaweed, namely, burger patties made from a seaweed-derived ingredient; Processed algae for human consumption, namely, burger patties made from algae-derived ingredients				
90579629	Processed, edible seaweed, namely, seaweed-based patties and patty made from seaweed-derived ingredients; processed algae for human consumption, namely, algae-based patties and patties made from an algae-derived ingredient; processed, edible seaweed, namely, patties made from a seaweed-derived ingredients	THE KELP BURGER	March 15, 2021		USA

5942606	Reusable alumina water bottles sold empty made from 100% recyclable materials; Water bottles sold empty	AKUA	May 17, 2019	December 24, 2019	USA
6355327	Hats; T-shirts; Hooded sweatshirts	EAT MORE KELP	September 15, 2020	May 18, 2021	USA
5835554	Sea vegetable and sea weed based snack food; Processed edible seaweed; Seaweed-based jerky	AKUA	February 5, 2018	August 13, 2019	USA
5540553	Processed kelp	EAT MORE KELP	January 11, 2018	August 14, 2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 110 Clamshell Cove, Cotuit, MA 02635

The Company has the following additional addresses:

The Company conducts business in ALL 50 STATES IN USA .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Brendan Coffey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director (2021 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC – Director (2021 - Present) Steward – CEO (2017 - Present)

Education

American University – Kogod School of Business

Name

Jarret Christie

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director (2021 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC – Director (2021 - Present) Vibrant Ventures – Sole GP and Managing Partner (2021 - Present)

Education

Bachelor of Science in Finance and Accounting from the University of Kentucky (2006) Chartered Financial Analyst (2011)

Name

Courtney Boyd Myers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, CMO, Director (2016-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC - Founder, President, CEO, CMO, Director (2016-Present)

Education

James Madison University – BA, English, Philosophy, Creative Writing

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Name

Matthew Lebo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, COO, CFO, Director (2017-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC – Secretary, COO, CFO, Director (2017-Present)

Education

Ursinus College – BA, Business Administration Chartered Financial Analyst

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Courtney Boyd Myers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, CMO, Director (2016-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC - Founder, President, CEO, CMO, Director (2016-Present)

Education

James Madison University – BA, English, Philosophy, Creative Writing

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Name

Matthew Lebo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, COO, CFO, Director (2017-Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Akua Life, PBC – Secretary, COO, CFO, Director (2017-Present)

Education

Ursinus College – BA, Business Administration Chartered Financial Analyst

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Pennsylvania, USA and Massachusetts, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	3,294,665
Voting Rights	Yes; 1 per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may, with the requisite approval of its shareholders and Board of Directors, authorize and/or issue more capital stock which may dilute the security.

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	1,410,001
Voting Rights	Yes; 1 per share
Anti-Dilution Rights	Weighted Average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may, with the requisite approval of its shareholders and Board of Directors, authorize and/or issue more capital stock which may dilute the security.

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	218,096
Voting Rights	Yes; 1 per share
Anti-Dilution Rights	Weighted Average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may, with the requisite approval of its shareholders and Board of Directors, authorize and/or issue more capital stock which may dilute the security.

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	409,841
Voting Rights	Yes; 1 per share
Anti-Dilution Rights	Weighted Average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may, with the requisite approval of its shareholders and Board of Directors, authorize and/or issue more capital stock which may dilute the security.

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	154,216
Voting Rights	Yes; 1 per share
Anti-Dilution Rights	Weighted Average
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may, with the requisite approval of its shareholders and Board of Directors, authorize and/or issue more capital stock which may dilute the security.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,410,001	$2,972,500.00	To fund the operations of the Company	August 12, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	2,262	$1,070,000.00	To fund the operations of the Company	April 24, 2021	Regulation CF
Convertible Notes	19	$555,366.00	To fund the operations of the Company	December 31, 2018	Rule 506(b)
Convertible Notes	11	$340,000.00	To fund the operations of the Company	January 10, 2020	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	6	$280,000.00	To fund the operations of the Company	April 23, 2021	Rule 506(b)

Ownership

A majority of the Company is currently owned by its founders. Those founders of the Company are Courtney Boyd Myers and Matthew Lebo.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Courtney Boyd Myers	26.3%
Matthew Lebo	26.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$214,770.21	$0.00	$0.00

Operations

The Company completed its seed round of financing on August 12th 2021. Following the Offering, we should have enough liquidity to execute our business plan until the end of 2023. Our significant challenges are developing a market for unique products and dealing with the general challenges presented by both pre and post production supply chains.

Over the next 12 months the company will be focused on the retail and food service launch of our Kelp Burger and Krab Cake. Our goal will be to generate growth for these products to reach scale, while simultaneously refining the processes involved with production to drive better product margins. Overall, our focus during this time will be top line growth and process refinement and while we are targeting margin expansion we do not expect to achieve profitability over this period.

Liquidity and Capital Resources

On April 24, 2021, the Company conducted an offering pursuant to Regulation CF and raised $1,070,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Courtney Boyd Myers
(Signature)

Courtney Boyd Myers
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Courtney Boyd Myers
(Signature)

Courtney Boyd Myers
(Name)

President, CEO, CMO, Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

AKUA Life PBC

Balance Sheet

As of December 31, 2021

	TOTAL		
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
1000 TD BUSINESS CONVENIENCE PLUS (8932)	43,855.56	2,796.65	41,058.91
1010 TD Business 4076	74,981.12	68,347.89	6,633.23
1020 RHO Checking 3648	3,393,970.94	120,150.73	3,273,820.21
1072 Bill.com Money Out Clearing	0.00		0.00
1100 Shopify Holding	0.00	0.00	0.00
1150 Paypal Holding	37,103.75	16,372.81	20,730.94
Total Bank Accounts	**$3,549,911.37**	**$207,668.08**	**$3,342,243.29**
Accounts Receivable			
1500 Accounts Receivable (A/R)	9,283.48	19,630.47	-10,346.99
1500.1 Amazon Balance	980.56	1,003.87	-23.31
Total 1500 Accounts Receivable (A/R)	**10,264.04**	**20,634.34**	**-10,370.30**
Total Accounts Receivable	**$10,264.04**	**$20,634.34**	**$ -10,370.30**

	TOTAL		
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)	CHANGE
Other Current Assets			
2000 Inventory			
2010 Raw Material	166,773.37	90,487.54	76,285.83
2015 Inbound Shipping	0.00	0.00	0.00
2020 Finished Goods	0.00	15,710.11	-15,710.11
2020.1 Burgers	41,721.62	4,282.58	37,439.04
2020.2 Jerky	5,797.52	5,867.30	-69.78
Total 2020 Finished Goods	**47,519.14**	**25,859.99**	**21,659.15**
2030 Packaging	0.00	4,789.26	-4,789.26
2030.1 Burger Packaging	18,772.60		18,772.60
2030.2 Jerky Packaging	2,712.66		2,712.66
Total 2030 Packaging	**21,485.26**	**4,789.26**	**16,696.00**
2100 Inventory Asset	0.00	0.00	0.00
Total 2000 Inventory	**235,777.77**	**121,136.79**	**114,640.98**
2050 Loan to Shareholder	114,088.94	114,088.94	0.00
2150 Prepaid Expense	0.00	0.00	0.00
2500 Loan to Courtney Boyd Myers	0.00	0.00	0.00
2700 Shopify Deposits	0.00	0.00	0.00
2800 Uncategorized Asset	0.00	0.00	0.00
Total Other Current Assets	**$349,866.71**	**$235,225.73**	**$114,640.98**
Total Current Assets	**$3,910,042.12**	**$463,528.15**	**$3,446,513.97**
Fixed Assets			
2900 Equipment	34,140.39	34,140.39	0.00
Accumulated Depreciation	-18,857.00	-12,029.00	-6,828.00
Total 2900 Equipment	**15,283.39**	**22,111.39**	**-6,828.00**
2920 Website	16,848.00	16,848.00	0.00
2950 Accumulated Amortization	-19,983.00	-13,322.00	-6,661.00
Formation Costs	24,203.91	24,203.91	0.00
Research & Development - Capitalized	58,544.92	58,544.92	0.00
Total Fixed Assets	**$94,897.22**	**$108,386.22**	**$ -13,489.00**
Other Assets			
3000 Loans & Exchanges	0.00	0.00	0.00
3010 PRODUCTION IN PROCESS	0.00	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**	**$0.00**
TOTAL ASSETS	**$4,004,939.34**	**$571,914.37**	**$3,433,024.97**

	TOTAL		
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)	CHANGE
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
3500 Accounts Payable (A/P)	13,873.50	24,441.09	-10,567.59
Total Accounts Payable	**$13,873.50**	**$24,441.09**	**$ -10,567.59**
Credit Cards			
3600 AMEX 21001	11,799.91	16,702.31	-4,902.40
3700 AMEX 72003	683.37	1,520.71	-837.34
Gas Card - Lebo	0.00	2.00	-2.00
Total Credit Cards	**$12,483.28**	**$18,225.02**	**$ -5,741.74**
Other Current Liabilities			
2650 Payroll Exchange	0.00		0.00
3850 New York Department of Taxation and Finance Payable	68.73	0.00	68.73
3851 Out Of Scope Agency Payable	0.00	0.00	0.00
3855 Prepaid Sales - Campaigns	0.00	0.00	0.00
3862 ACCRUED TAXES	0.00	0.00	0.00
Total Other Current Liabilities	**$68.73**	**$0.00**	**$68.73**
Total Current Liabilities	**$26,425.51**	**$42,666.11**	**$ -16,240.60**
Long-Term Liabilities			
2755 Wayflyer Loan	0.00	0.00	0.00
3870 Convertible Debt			
3871 ABLE PARTNERS NYC LLC	0.00	265,000.00	-265,000.00
3872 ASANTE, LLC	0.00	10,000.00	-10,000.00
3873 Bryan Meehan	0.00	10,000.00	-10,000.00
3874 Convertible Debt - Aquarius Rising Fund II, LLC	0.00	20,000.00	-20,000.00
3875 Convertible Debt - Eric Hirschfield	0.00	25,000.00	-25,000.00
3876 Convertible Debt - Julian Johnson	0.00	20,000.00	-20,000.00
3877 Courtney Nichols Gould	0.00	30,000.00	-30,000.00
3878 CRAIG R CLEMENS	0.00	20,000.00	-20,000.00
3879 HCC CAPITAL LP	0.00	25,000.00	-25,000.00
3880 MELISSA ALYSON KASPER	0.00	50,000.00	-50,000.00
3881 Nathaniel Taylor	0.00	10,000.00	-10,000.00
3882 Sam Matthews	0.00	20,000.00	-20,000.00
3883 Steve Pagliare	0.00	20,000.00	-20,000.00
3884 TASSILO FESTETICS	0.00	10,000.00	-10,000.00
3885 Vasu Pinnamaneni	0.00	15,000.00	-15,000.00
3886 Atomico IV LP Fund LP	0.00	25,366.00	-25,366.00
3887 Suzan Rockefeller	0.00	50,000.00	-50,000.00
3888 STUDIO MISFIT	0.00	15,000.00	-15,000.00
3889 Notes Payable	0.00	20,000.00	-20,000.00
3890 Roy Wallace	0.00	20,000.00	-20,000.00
3891 David Shaw	0.00	20,000.00	-20,000.00
Brown Family	0.00		0.00
Clayton Rockefeller	0.00	60,000.00	-60,000.00
Generator Advisors	0.00	25,000.00	-25,000.00
KARMAGAWA APPAREL LLC	0.00		0.00

	TOTAL		
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)	CHANGE
Lilyvale LTD	0.00		0.00
LINCHPIN AT-LARGE LLC	0.00		0.00
Neal Batra	0.00	10,000.00	-10,000.00
NORFOLK INVESTMENT PARTNERS, LLC	0.00		0.00
Phoebe Brown	0.00		0.00
Total 3870 Convertible Debt	**0.00**	**795,366.00**	**-795,366.00**
Total Long-Term Liabilities	**$0.00**	**$795,366.00**	**$ -795,366.00**
Total Liabilities	**$26,425.51**	**$838,032.11**	**$ -811,606.60**
Equity			
3300 Common Stock	132,911.82	132,798.19	113.63
3320 Preferred Stock	1,191,792.24		1,191,792.24
3750 Additional Paid In Capital	4,142,024.02		4,142,024.02
3900 CBM - Capital	0.00	0.00	0.00
3902 Matthew Lebo Capital	0.00	0.00	0.00
3903 Morgan Fogg Capital	0.00	0.00	0.00
3904 Distribution	0.00	0.00	0.00
3905 Opening Balance Equity	0.00	0.00	0.00
3950 Retained Earnings	-398,915.93	-243,012.32	-155,903.61
Net Income	-1,089,298.32	-155,903.61	-933,394.71
Total Equity	**$3,978,513.83**	**$ -266,117.74**	**$4,244,631.57**
TOTAL LIABILITIES AND EQUITY	**$4,004,939.34**	**$571,914.37**	**$3,433,024.97**

AKUA Life PBC

Profit and Loss

January - December 2021

		TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PP)	CHANGE
Income			
4001 Online Sales			
4000.3 Amazon Sales	13,269.78	20,531.95	-7,262.17
4001.1 Shopify Income	401,687.34	139,893.44	261,793.90
4001.2 Thrive Market	10,786.14	16,730.38	-5,944.24
Total 4001 Online Sales	**425,743.26**	**177,155.77**	**248,587.49**
4002 Wholesale Jerky	27,190.00	36,547.24	-9,357.24
4003 Wholesale Burger	4,502.15	5,238.91	-736.76
4501 Discounts given	-5,439.23	-6,173.25	734.02
4515 Damages & Returns	-14.25	-51.45	37.20
4520 Shipping Income	2,464.75	2,052.99	411.76
Total Income	**$454,446.68**	**$214,770.21**	**$239,676.47**
Cost of Goods Sold			
5000 Cost of Goods Sold	296,245.30	118,729.39	177,515.91
Total Cost of Goods Sold	**$296,245.30**	**$118,729.39**	**$177,515.91**
GROSS PROFIT	**$158,201.38**	**$96,040.82**	**$62,160.56**
Expenses			
5100 Logistics			
6810 Freight	19,672.69	4,925.84	14,746.85
6815 Shipping Materials	5,502.84	1,748.62	3,754.22
6820 Shipping		24,536.17	-24,536.17
6820.1 Crowdfund Shipping	22,392.31		22,392.31
6820.2 Jerky DTC	20,898.62	22,081.49	-1,182.87
6820.3 Burgers DTC	269,522.85	4,871.83	264,651.02
6820.4 Jerky Wholesale	3,920.28		3,920.28
Total 6820 Shipping	**316,734.06**	**51,489.49**	**265,244.57**
6830 Cold Storage	2,519.94	8,373.86	-5,853.92
6840 Warehousing	437.93	664.77	-226.84
Total 5100 Logistics	**344,867.46**	**67,202.58**	**277,664.88**
6000 Administrative Expenses			
6005 Bank Charges & Fees	162.00	229.00	-67.00
6005.1 Paypal Fees	3,768.61	1,558.94	2,209.67
6005.3 QuickBooks Payments Fees	230.94	63.94	167.00
6005.4 Shopify Fees	8,333.94		8,333.94
Total 6005 Bank Charges & Fees	**12,495.49**	**1,851.88**	**10,643.61**
6010 Car & Truck	3,346.13	1,274.43	2,071.70
6015 Interest Expense	41,426.24	250.00	41,176.24
6020 Admin		800.00	-800.00
6025 Dues and Subscriptions	3,029.36	1,318.28	1,711.08
6035 Licenses and Permits		775.00	-775.00

	TOTAL		
	JAN - DEC 2021	JAN - DEC 2020 (PP)	CHANGE
6040 Meals	2,842.67	300.48	2,542.19
6045 Office Supplies	992.91	976.74	16.17
6065 Travel		296.70	-296.70
6065.1 Car Service	4,762.85	1,037.26	3,725.59
6065.2 Airfare	6,027.67	1,811.39	4,216.28
6065.3 Hotel	5,113.68	1,737.57	3,376.11
Total 6065 Travel	**15,904.20**	**4,882.92**	**11,021.28**
6075 Other Business Expenses	2,964.41	219.94	2,744.47
6200 Insurance	13,118.64	3,957.89	9,160.75
Total 6000 Administrative Expenses	**96,120.05**	**16,607.56**	**79,512.49**
6030 Legal & Professional Services			
6030.1 Accounting	14,348.00	6,891.60	7,456.40
6030.2 Legal	84,872.00	14,719.70	70,152.30
Total 6030 Legal & Professional Services	**99,220.00**	**21,611.30**	**77,608.70**
6085 Trade Marketing			
6005.2 Amazon Seller Fees	4,423.00	6,935.65	-2,512.65
6140.1 Retail space rent	1,735.71	1,750.00	-14.29
6140.2 Event & Sponsorships	4,848.96	-7,340.00	12,188.96
6140.3 Event Materials	12,897.23	-3,785.20	16,682.43
6140.4 Thrive Trade Spend	584.97		584.97
6140.5 Product Sampling		139.00	-139.00
6140.51 Jerky & Other	764.90	3,666.50	-2,901.60
6140.52 Burger	12,010.48		12,010.48
Total 6140.5 Product Sampling	**12,775.38**	**3,805.50**	**8,969.88**
Slotting Fees		0.00	0.00
Total 6085 Trade Marketing	**37,265.25**	**1,365.95**	**35,899.30**
6090. Branding			
6090.1 Branded Items	21,480.34	2,292.40	19,187.94
6090.2 Website Development	4,470.30	4,838.80	-368.50
6090.3 Logo & Packaging Design	14,745.50	13,556.84	1,188.66
Total 6090. Branding	**40,696.14**	**20,688.04**	**20,008.10**
6100 Consumer Marketing			
6130 Google Ads	38,651.90	67,273.74	-28,621.84
6130.1 Amazon Advertising	804.61	7,481.54	-6,676.93
6131 Facebook Ads	126,357.73		126,357.73
6136 Marketing Software	11,918.13	6,953.72	4,964.41
6137 Content	11,925.39	3,268.17	8,657.22
6138 PR / Influencer	9,551.40	781.43	8,769.97
6139 Donation	500.00	283.54	216.46
Total 6100 Consumer Marketing	**199,709.16**	**86,042.14**	**113,667.02**
6300 Payroll Expenses			
6301 CBM	40,000.00		40,000.00
6302 Matt	40,000.00		40,000.00
6308 Payroll Taxes	6,982.40		6,982.40
6315 Payroll Processing Fees	55.53		55.53

	TOTAL		
	JAN - DEC 2021	JAN - DEC 2020 (PP)	CHANGE
6320 Consultants			
6320.1 Operations	49,900.00		49,900.00
6320.2 R&D	45,606.43		45,606.43
6320.3 Marketing	151,928.03	16,981.38	134,946.65
6320.4 Sales Support	80,853.19		80,853.19
Total 6320 Consultants	**328,287.65**	**16,981.38**	**311,306.27**
Total 6300 Payroll Expenses	**415,325.58**	**16,981.38**	**398,344.20**
6400 IT			
6400.2 Online Subscriptions (Shopify/Intuit)	9,106.42	3,336.46	5,769.96
6400.3 Computer & Internet	2,497.50	540.58	1,956.92
6400.4 Software Expense	10,095.27	1,712.73	8,382.54
Total 6400 IT	**21,699.19**	**5,589.77**	**16,109.42**
8600 Research & Development		2,344.71	-2,344.71
8600.1 Development	8,930.51		8,930.51
8600.2 Ingredients & Supplies	1,710.90		1,710.90
8600.3 Labwork & Testing	3,275.80		3,275.80
Total 8600 Research & Development	**13,917.21**	**2,344.71**	**11,572.50**
8700 Taxes & Licenses	450.00	0.00	450.00
6510 NYS TAX	97.00	22.00	75.00
6520 NYC TAXES	75.00	0.00	75.00
8700.1 Amazon tax withheld	0.00	0.00	0.00
Total 8700 Taxes & Licenses	**622.00**	**22.00**	**600.00**
Total Expenses	**$1,269,442.04**	**$238,455.43**	**$1,030,986.61**
NET OPERATING INCOME	**$ -1,111,240.66**	**$ -142,414.61**	**$ -968,826.05**
Other Income			
7000 Other Income	35,400.00		35,400.00
7150 Interest Earned	31.34		31.34
Total Other Income	**$35,431.34**	**$0.00**	**$35,431.34**
Other Expenses			
7100 DEPRECIATION	6,828.00	6,828.00	0.00
7110 AMORTIZATION	6,661.00	6,661.00	0.00
Total Other Expenses	**$13,489.00**	**$13,489.00**	**$0.00**
NET OTHER INCOME	**$21,942.34**	**$ -13,489.00**	**$35,431.34**
NET INCOME	**$ -1,089,298.32**	**$ -155,903.61**	**$ -933,394.71**